February 1, 2013

VIA EDGAR TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Steven Madden, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-23702

Dear Ms. Jenkins

On behalf of Steven Madden, Ltd. (the “Company”), set forth below is our response to the additional comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated January 28, 2013 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. For the Commission’s convenience, the Company has also included the text of the comment below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 23

Results of Operations, page 26

Year Ended December 31, 2011 vs. Year Ended December 31, 2010, page 26

1.	Your response states the majority of costs you incur to open new stores is capitalized and amortized over the useful life of the asset or the lease term. Tell us the nature of the costs incurred for opening stores; quantify the amounts incurred for each period presented, your basis for capitalizing and how you considered ASC 720-15-25-1.

February 1, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Company Response

The Company considers costs incurred to open new stores to include items such as store design and construction, legal and consulting fees, hiring and training costs for new employees, advertising and supplies and facility costs. Not all of these costs are capitalized but store design and construction costs, which are typically the most significant components of store opening costs and primarily relate to tangible assets such as shelving, fixtures, furniture, computer hardware and software, televisions and contractor costs, are capitalized. These costs are classified in our consolidated balance sheet as leasehold improvements, furniture and fixtures, machinery and equipment or computer equipment. In 2011, the Company opened nine new stores and capitalized costs of $2.6 million related to these openings. In 2010, the Company opened three new stores and capitalized costs of $1.0 million related to these openings. The capitalization of these costs is in accordance with ASC 360 Property, Plant and Equipment. Other store opening costs such as those relating to legal and consulting fees, hiring and training new employees, advertising and supplies and facility costs are not significant, and are included in operating expenses when incurred in accordance with ASC 720-15-25-1.

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In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Very truly yours,

/s/ Arvind Dharia
Arvind Dharia
Chief Financial Officer

cc:	Melissa N. Rocha, Accounting Branch Chief
Brian McAllister, Staff Accountant